                                                                      EXHIBIT Q


SALES MEMORANDUM - FOR INTERNAL USE ONLY                      SMITH BARNEY INC.
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                              PECO ENERGY COMPANY

                               OFFER TO EXCHANGE
               TRUST RECEIPTS ("TOPrS(SM)") EACH REPRESENTING A
              8.72% CUMULATIVE MONTHLY INCOME PREFERRED SECURITY,
                     SERIES B OF PECO ENERGY CAPITAL, L.P.
           (STATED LIQUIDATION PREFERENCE $25 PER PREFERRED SECURITY)
               FOR UP TO 5,400,000 OUTSTANDING DEPOSITARY SHARES
          EACH REPRESENTING A ONE-FOURTH INTEREST IN A SHARE OF $7.96
                           CUMULATIVE PREFERRED STOCK
                                       OF
                              PECO ENERGY COMPANY

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
                   NEW YORK CITY TIME, ON DECEMBER 13, 1995,
                         UNLESS THE OFFER IS EXTENDED.

                              --------------------
                               EXCHANGE OFFER(1)
                              --------------------

                               TERMS OF THE OFFER

BASIS OF EXCHANGE:                One Preferred Trust Receipt for each Depositary Share validly tendered and accepted.

MAXIMUM NUMBER OF
SHARES; PRORATION:                The Offer is for up to 5,400,000 Depositary Shares, unless reduced by PECO Energy in its sole discretion.  If more than 5,400,000 Depositary Shares are validly tendered, acceptance of
                                  Depositary Shares of each tendered Holder will be pro rated.

EXPIRATION DATE:                  12:00 Midnight, New York City time on December 13, 1995 unless extended by PECO Energy in its sole discretion or as required by law.

EXCHANGE DATE:                    The date of issuance of the Preferred Trust Receipts will be as soon as practicable following the
                                  Expiration Date or up to 12 Business Days following the Expiration Date if proration of tendered
                                  Depositary Shares is required.

WITHDRAWALS:                      Any time prior to the Expiration Date and, unless accepted for exchange, at any time after 40
                                  Business Days (defined, for purposes of the Offer, as any day other than a Saturday, Sunday or federal holiday) from November 8, 1995.

AMENDMENT; TERMINATION:           PECO Energy may amend or terminate the Offer and not accept any Depositary Shares at any time prior to the Expiration Date, provided PECO Energy will not accept Depositary Shares if as of the
                                  Expiration Date for any reason there would be fewer than 1,000,000 Preferred Trust Receipts to be issued or 400 record or beneficial holders of Preferred Trust Receipts to be issued as a result of the Exchange.

PROCEDURES FOR TENDERING:         In order to participate in the Offer, Holders of Depositary Shares must submit a Letter of
                                  Transmittal or Agent's Message or submit a Notice of Guaranteed Delivery and comply with the other procedures for tendering in accordance with instructions contained in the Offering
                                  Circular/Prospectus and in the Letter of Transmittal prior to the Expiration Date.

BENEFICIAL OWNERS:                Any beneficial owner of Depositary Shares registered in the name of a broker/dealer, commercial bank, trust company or other nominee who wishes to tender must instruct such registered holder to tender on behalf of such beneficial owner.

EXCHANGE AGENT:                   First Chicago Trust Company of New York.

INFORMATION AGENT:                D.F. King & Co., Inc.

DEALER MANAGERS:                  Smith Barney Inc. and Merrill Lynch & Co. (lead)

-----------
(1) This information should be read only in conjunction with and is subject in all respects to the Offering Circular/Prospectus and the Letter of Transmittal.Please refer to the Offering Circular/Prospectus for the definitions of capitalized terms used herein which are not otherwise defined.

SALES MEMORANDUM - FOR INTERNAL USE ONLY                      SMITH BARNEY INC.
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                                DIAGRAM OF OFFER


                                    [CHART]

        The diagram shows that the Depositary Shares will be tendered by the holders thereof to the Exchange Agent which will return the Depositary Shares to PECO Energy. PECO Energy will issue its Series B Subordinated Debentures to the Exchange Agent, and the Exchange Agent will deliver the Series B Subordinated Debentures to PECO Energy Capital. PECO Energy Capital will issue its Series B Preferred Securities to the Trust, and the Trust will issue its Preferred Trust Receipts to the Exchange Agent which will deliver Preferred Trust Receipts to each tendering holder of Depositary Shares.

(1)      Depositary Shares
(2)      Series B Subordinated Debentures*
(3)      Series B Preferred Securities
(4)      Preferred Trust Receipts**

* The principal amount of the Series B Subordinated Debentures delivered to PECO Energy Capital pursuant to the Exchange will be equal to the aggregate stated liquidation preference of the Series B Preferred Securities issued in connection with the Offer. PECO Energy Capital will also purchase Series B Subordinated Debentures with a principal amount equal to the proceeds received by PECO Energy Capital from the issuance of additional general partner interests to PECO Energy Capital Corp., the general partner,

** Holders of Depositary Shares who participate in the Offer will receive one Preferred Trust Receipt for each outstanding Depositary Share that is validly tendered and accepted for exchange.



                      DIAGRAM OF OFFER SHOWING END RESULT
                        FOR HOLDERS OF DEPOSITARY SHARES


                                    [CHART]

        The diagram shows that each holder of Depositary Shares tendering Depositary Shares to the Exchange Agent will receive, in exchange therefor, Preferred Trust Receipts from the Exchange Agent.

* Holders of Depositary Shares who participate in the Offer will receive one Preferred Trust Receipt for each outstanding Depositary Share that is validly tendered and accepted for exchange.



         DIAGRAM OF PAYMENT FLOWS AFTER COMPLETION OF THE EXCHANGE


                                    [CHART]

        The diagram shows that PECO Energy will pay interest on its Series B Subordinated Debentures to PECO Energy Capital as the holder thereof. PECO Energy Capital will then make distributions on its Series B Preferred Securities to the Trust which will concurrently make distributions on its Preferred Trust Receipts to the holders thereof.

SALES MEMORANDUM - FOR INTERNAL USE ONLY                      SMITH BARNEY INC.
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                                  PECO ENERGY

PECO Energy Company ("PECO Energy"), incorporated in Pennsylvania in 1929, is an operating utility which provides electric and gas service to the public in southeastern Pennsylvania. The total area served by PECO Energy covers 2,107 square miles. Electric service is supplied in an area of 1,972 square miles with a population of about 3,638,000, including 1,600,000 in the City of Philadelphia. Approximately 94% of the electric service area and 63% of retail kilowatt-hour sales are in the suburbs around Philadelphia, and 6% of the service area and 37% of such sales are in the City of Philadelphia. In 1994, approximately 60% of PECO Energy's electric output was generated from nuclear sources. PECO Energy estimates for 1995 that 59% of its electric output will come from nuclear sources. Natural gas service is supplied in a 1,475-square mile area of southeastern Pennsylvania adjacent to Philadelphia with a population of 1,900,000. PECO Energy and its subsidiaries hold franchises to the extent necessary to operate in the areas served.

                              PECO ENERGY CAPITAL

PECO Energy Capital, L.P. ("PECO Energy Capital") is a limited partnership formed in 1994 under the laws of the State of Delaware. All of its general partner interests are owned by PECO Energy Capital Corp., as the General Partner. As a limited partnership, all of the business and affairs of PECO Energy Capital are managed by the General Partner. PECO Energy Capital was created solely for the purpose of issuing the Preferred Securities and lending the proceeds thereof to PECO Energy, and entering into similar financing arrangements. Such loans are evidenced by the Subordinated Debentures issued by PECO Energy under the Indenture. The Subordinated Debentures are the only assets of PECO Energy Capital and the only revenues of PECO Energy Capital are interest on the Subordinated Debentures. The General Partner pays all of PECO Energy Capital's operating expenses and has general liability for all of PECO Energy Capital's obligations.

                                   THE TRUST

PECO Energy Capital Trust I (the "Trust") is a statutory business trust recently created under the laws of the State of Delaware. PNC Bank, Delaware is the sole trustee of the Trust (in such capacity, and not in its individual capacity, the "Trustee"). The Trust exists for the sole purpose of issuing the Preferred
Trust Receipts representing the Series B Preferred Securities held by the Trust and performing functions directly related thereto. The Series B Preferred Securities are the only assets of the Trust. All expenses or liabilities of the Trust will be paid by the General Partner, provided that if the Trustee incurs fees, charges or expenses for which it is not otherwise liable under the Trust Agreement at the election of a holder of Preferred Trust Receipts or other person, such holder or other person will be liable for such fees, charges and expenses.

SALES MEMORANDUM -  FOR INTERNAL USE ONLY                     SMITH BARNEY INC.
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          COMPARISON OF PREFERRED TRUST RECEIPTS AND DEPOSITARY SHARES

                                          PREFERRED TRUST RECEIPTS                 DEPOSITARY SHARES
                                          ------------------------                 -----------------
NATURE OF SECURITY.............      Represents a Series B Preferred      A one-fourth interest in $7.96
                                     Security, which represents a         Cumulative Preferred Stock issued
                                     limited partner interest in PECO     by PECO Energy.
                                     Energy Capital.

DISTRIBUTION/DIVIDEND RATE.....      8.72% per annum payable monthly in   $1.99 ($7.96 per share of $7.96
                                     arrears on the last day of each      Cumulative Preferred Stock) per
                                     month of each year, commencing       annum payable on February 1, May
                                     December 29, 1995, from and          1, August 1 and November 1 of each
                                     including the Exchange Date but      year, out of funds legally
                                     only if, and to the extent that,     available therefor, when, as and
                                     Distributions are made in respect    if declared by PECO Energy's Board
                                     of the Series B Preferred            of Directors. Dividends are
                                     Securities. Distributions in         cumulative. Accumulated unpaid
                                     arrears after the monthly payment    dividends do not accumulate
                                     date therefor, including during      additional dividends thereon.
                                     any Extension Period for the
                                     Series B Subordinated Debentures,
                                     accumulate additional
                                     Distributions thereon at the rate
                                     of 8.72% per annum.

OPTIONAL REDEMPTION............      See "Maturity/Mandatory              Redeemable at the option of PECO
                                     Redemption" below.                   Energy on and after October 1,
                                                                          1997, in whole or in part, at a
                                                                          redemption price equal to 100% of
                                                                          the stated liquidation preference
                                                                          of the shares to be redeemed, plus
                                                                          accrued and unpaid dividends, if
                                                                          any, to the redemption date.

MATURITY/MANDATORY REDEMPTION..      The Preferred Trust Receipts will    None
                                     be redeemed upon: (1) the
                                     redemption of the Series B
                                     Preferred Securities upon the
                                     payment at maturity of the Series
                                     B Subordinated Debentures, (2)
                                     optional redemption, in whole or
                                     in part, of the Series B
                                     Subordinated Debentures or the
                                     Series B Preferred Securities on
                                     or after October 1, 1997 or (3)
                                     the optional redemption of the
                                     Series B Subordinated Debentures
                                     or Series B Preferred Securities
                                     upon the occurrence of a Tax Event
                                     or mandatory redemption of the
                                     Series B Preferred Securities upon
                                     occurrence of an Investment
                                     Company Act Event. Any such
                                     redemption of the Preferred Trust
                                     Receipts will be at a redemption
                                     price equal to 100% of the stated
                                     liquidation preference of the
                                     Series B Preferred Securities to
                                     be redeemed, plus accrued and
                                     unpaid Distributions, if any, to
                                     the redemption date, including
                                     Distributions accrued as a result
                                     of PECO energy's election to defer
                                     payments of interest on the Series
                                     B Subordinated Debentures. The
                                     Series B Subordinated Debentures
                                     have a final maturity of December
                                     19, 2025.

SALES MEMORANDUM -  FOR INTERNAL USE ONLY                     SMITH BARNEY INC.
-------------------------------------------------------------------------------

          COMPARISON OF PREFERRED TRUST RECEIPTS AND DEPOSITARY SHARES

                                          PREFERRED TRUST RECEIPTS                 DEPOSITARY SHARES
                                          ------------------------                 -----------------
WITHDRAWAL RIGHTS..............      Upon surrender of Preferred Trust    Upon surrender of Depositary
                                     Receipts at the principal office     Receipts at the principal office
                                     of the Trustee, and subject to the   of the Depositary, and upon
                                     terms of the Partnership             payment of the Depositary's
                                     Agreement, a holder of Preferred     customary charges therefor, and
                                     Trust Receipts is entitled to        subject to the terms of the
                                     delivery of the number of whole      deposit agreement for the
                                     Series B Preferred Securities        Depositary Shares, a holder of the
                                     represented by such Preferred        Depositary Shares is entitled to
                                     Trust Receipts.                      delivery of the number of whole
                                                                          shares of the $7.96 Preferred
                                                                          Stock and all money and other
                                                                          property, if any, represented by
                                                                          such Depositary Shares.

SUBORDINATION..................      The Series B Preferred Securities    Subordinate to claims of creditors
                                     will rank subordinate to claims of   of PECO Energy, including the
                                     creditors of PECO Energy Capital,    Subordinated Debentures, but
                                     but senior to the general partner    senior to the common stock of PECO
                                     interests in PECO Energy Capital     Energy and pari passu with all
                                     and pari passu with all other        other outstanding series of
                                     Preferred Securities of PECO         preferred stock of PECO Energy.
                                     Energy Capital. The obligations of
                                     PECO Energy under the Series B
                                     Guarantee are subordinate and
                                     junior in right of payment to all
                                     general liabilities of PECO Energy
                                     and its obligations under the
                                     Series B Subordinated
                                     Debentures are subordinate and
                                     junior in right of payment to all
                                     present and future Senior
                                     Indebtedness of PECO Energy, which
                                     aggregated approximately $5.0
                                     billion at September 30, 1995, but
                                     senior in payment to all capital
                                     stock of PECO Energy, including
                                     the Depositary Shares.

LISTING........................      The Preferred Trust Receipts have    The Depositary Shares are listed
                                     been approved for listing on the     on the NYSE.
                                     NYSE, subject to notice of
                                     issuance and attainment of the
                                     NYSE distribution standards. In
                                     order to satisfy the NYSE listing
                                     requirements, acceptance of
                                     Depositary Shares validly tendered
                                     in the Offer is subject to the
                                     conditions that as of the
                                     Expiration Date there be at least
                                     1,000,000 Preferred Trust Receipts
                                     to be issued and 400 record or
                                     beneficial holders of Preferred
                                     Trust Receipts to be issued in
                                     exchange for such Depositary
                                     Sharers, which conditions may not
                                     be waived.

FEDERAL INCOME TAX CONSEQUENCES OF   Distributions are not eligible for   Dividends are eligible for the
DISTRIBUTIONS/DIVIDENDS.....         the dividends received deduction     dividends received deduction for
                                     for corporate holders.               corporate holders.

VOTING RIGHTS/ENFORCEMENT......      If (i) PECO Energy Capital fails
                                     to pay Distributions in full on
                                     any series of the Preferred
                                     Securities for 18 consecutive
                                     monthly distribution periods, (ii)
                                     an Event of Default (as defined in
                                     the Indenture), occurs and is
                                     continuing, or (iii) PECO

SALES MEMORANDUM - FOR INTERNAL USE ONLY                     SMITH BARNEY INC.
-------------------------------------------------------------------------------

          COMPARISON OF PREFERRED TRUST RECEIPTS AND DEPOSITARY SHARES

                                          PREFERRED TRUST RECEIPTS                 DEPOSITARY SHARES
                                          ------------------------                 -----------------
VOTING RIGHTS/ENFORCEMENT            Energy is in default on any          If dividends shall be in arrears
(CONT).........................      of its payment obligations under     in an aggregate amount equivalent
                                     the Payment and Guarantee            to four quarterly dividend
                                     Agreements (the "Guarantees")        payments, the holders of PECO
                                     relating to the Preferred            Energy preferred stock, including
                                     Securities issued by PECO Energy     the holders of Depositary Shares,
                                     Capital, then the holders of the     have the right to elect the
                                     Preferred Securities, including      smallest number of directors
                                     the Trust acting through the         necessary to constitute a majority
                                     Trustee at the direction of the      of the full board of directors of
                                     holders of the Preferred Trust       PECO Energy.
                                     Receipts, acting as a single
                                     class, will be entitled by a vote
                                     of the majority of the aggregate
                                     stated liquidation preference of
                                     the outstanding Preferred
                                     Securities to appoint a special
                                     representative (the "Special
                                     Representative") to enforce PECO
                                     Energy Capital's rights against
                                     PECO Energy under the Deferrable
                                     Interest Subordinated Debentures
                                     of PECO Energy (the "Subordinated
                                     Debentures") and the Indenture and
                                     the obligations undertaken by PECO
                                     Energy under the Guarantees,
                                     including, after failure to pay
                                     distributions for 60 consecutive
                                     monthly distribution periods on
                                     the Preferred Securities, the
                                     payment of distributions on the
                                     Preferred Securities.

SALES MEMORANDUM - FOR INTERNAL USE ONLY                      SMITH BARNEY INC.
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                             QUESTIONS AND ANSWERS

WHAT ARE THE TERMS OF THE OFFER?

Upon the terms and subject to the conditions set forth in the Offering Circular/Prospectus and in the Letter or Transmittal, PECO Energy will offer to effect an exchange of one Preferred Trust Receipt for each Depositary Share validly tendered and accepted for exchange.

If more than 5,400,000 Depositary Shares (or if decreased, such lesser number) have been validly tendered and not withdrawn prior to the expiration of the offering, PECO Energy will accept for exchange Depositary Shares from each holder on a pro rata basis, subject to adjustment to avoid the acceptance for exchange of fractional shares.

WHAT ARE PREFERRED TRUST RECEIPTS?

Each Preferred Trust Receipt corresponds to a Series B Preferred Security. Preferred Trust Receipts pay monthly distributions corresponding to the interest rate and the payments dates for the Series B Subordinated Debentures.

WHY ARE PREFERRED TRUST RECEIPTS BEING ISSUED IN EXCHANGE FROM THE DEPOSITARY SHARES INSTEAD OF DIRECTLY ISSUING THE SERIES B PREFERRED SECURITIES TO HOLDERS?

The Preferred Trust Receipts are being issued in exchange for the Depositary Shares instead of directly issuing the Series B Preferred Securities to Holders so that a holder of Preferred Trust Receipts will receive a Form 1099 to report interest income for Federal income tax purposes, rather than a Form K-1 which would have been required if the Series B Preferred Securities were held directly by investors.

WHAT IS THE PURPOSE OF THE OFFER?

The purpose of the Offer is to reduce the after-tax financing costs of PECO Energy through the replacement of Depositary Shares with Preferred Trust Receipts. Although the Distribution rate on the Preferred Trust Receipts will be higher than the dividend rate on the Depositary Shares, PECO Energy will deduct interest payable on the Series B Subordinated Debentures for federal income tax purposes; dividends payable on the Depositary Shares are not deductible by PECO Energy for federal income tax purposes.

WILL THE PREFERRED TRUST RECEIPTS BE LISTED?

The Preferred Trust Receipts have been approved on the New York Stock Exchange ("NYSE") subject to notice of issuance and attainment of the NYSE distribution standards. Trading of the Preferred Trust Receipts on the NYSE is expected to commence within a 30-day period after the initial delivery of the Preferred Trust Receipts.

ARE THE REDEMPTION PROVISIONS OF THE PREFERRED TRUST RECEIPTS DIFFERENT FROM THE DEPOSITARY SHARES?

Yes. While the Depositary Shares have no maturity date, the Preferred Trust Receipts will be redeemed following repayment of the Series B Subordinated Debentures upon their December 19, 2025 final maturity date or earlier redemption. Like the Depositary Shares, the Series B Subordinated Debentures are redeemable at the option of PECO Energy on or after October 1, 1997.


                                DIVIDEND MATTERS

HOW DOES THE DISTRIBUTION RATE ON THE PREFERRED TRUST RECEIPTS COMPARE TO THE DIVIDEND RATE ON THE DEPOSITARY SHARES?

The rate of Distributions on the Preferred Trust Receipts will be 76 basis points greater than the dividend rate on the Depositary Shares; the annual rate of Distributions on the Preferred Trust Receipts is 8.72% versus 7.96% on the Depositary Shares.

SALES MEMORANDUM - FOR INTERNAL USE ONLY                      SMITH BARNEY INC.
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                               DIVIDEND MATTERS

WILL DISTRIBUTIONS ON THE PREFERRED TRUST RECEIPTS BE PAID ON THE SAME SCHEDULE AS DIVIDENDS ON THE DEPOSITARY SHARES?

No, there is a different payment schedule. Distributions on the Preferred Trust Receipts will be payable monthly in arrears on the last day of each calendar month. Dividends on the Depositary Shares are payable quarterly on February 1, May 1, August 1 and November 1 of each year out of funds legally available therefor, when, as and if declared by PECO Energy's Board of Directors.

THE NEXT SCHEDULED PAYMENT DATE ON THE DEPOSITARY SHARES IS FEBRUARY 1, 1996; WILL THE HOLDERS THAT PARTICIPATE IN THE OFFER BE ELIGIBLE FOR THIS DIVIDEND?

No. Dividends accumulated after October 31, 1995 on the Depositary Shares which have been accepted for exchange in the Offer will not be paid. In lieu thereof, holders of the Preferred Trust Receipts will be entitled to an additional distribution at the rate of 7.96% per annum (equal to the dividend rate on the Depositary Shares) from and including November 1, 1995 up to but not including the Exchange Date, payable at the time of the first Distribution Payment on the Preferred Trust Receipts.

EXPLAIN THE 60 MONTH DISTRIBUTION DEFERRAL ON THE PREFERRED TRUST RECEIPTS.

At the option of PECO Energy, monthly interest payments on the Series B Subordinated Debentures may be deferred for one or more periods of up to 60 consecutive months each. In the case of such deferral, Distributions on the Preferred Trust Receipts will be similarly deferred. The Series B Subordinated Debentures have a maturity date which may not be extended. See "Description of the Preferred Trust Receipts - Distributions" in the Offering Circular/Prospectus. Quarterly dividend payments on the Depositary Shares are payable only if declared by PECO Energy's Board of Directors, and such dividends may be deferred indefinitely.

Deferred Preferred Trust Receipt distributions continue to accrue and, if in arrears for more than one month, compound monthly at a rate equal to 8.72% per annu. However, while dividends on the Depositary Shares accrue if dividends are suspended, there is no such compounding feature. During such a deferral, PECO Energy Capital will continue to accrue interest income (as original issue discount) in respect of the Series B Subordinated Debentures which will be taxable to beneficial owners of the Preferred Trust Receipts. As a result, beneficial owners of the Preferred Trust Receipts during such a deferral will include their pro rata share of the interest in gross income in advance of the receipt of cash.

                                   TAX ISSUES

WILL THE EXCHANGE OF PREFERRED TRUST RECEIPTS FOR DEPOSITARY SHARES CONSTITUTE A TAXABLE EVENT?

Yes. PECO Energy recommends that each holder read the section entitled "United States Taxation" in the Offering Circular/Prospectus and consult his/her own tax advisor.

WHAT WILL BE THE INITIAL TAX BASIS FOR THE PREFERRED TAX RECEIPTS?

An initial Holder's aggregate tax basis in his/her pro rata share of the Series B Preferred Securities (represented by the Preferred Trust Receipts) will be equal to his or her tax basis for the Depositary Shares surrendered in the Exchange increased by the amount of any gain or reduced by the amount of any loss recognized in the Exchange.

HOW WILL DISTRIBUTIONS ON THE PREFERRED TRUST RECEIPTS BE REPORTED TO THE IRS?

Distributions on the Preferred Trust Receipts will be reported on Form 1099.

CORPORATE HOLDERS CAN CLAIM THE 70% DIVIDENDS-RECEIVED DEDUCTION FOR DIVIDENDS ON THE DEPOSITARY SHARES. ARE DISTRIBUTIONS ON THE PREFERRED TRUST RECEIPTS ELIGIBLE FOR THE DIVIDENDS-RECEIVED DEDUCTION FOR CORPORATE HOLDERS?

No.

SALES MEMORANDUM - FOR INTERNAL USE ONLY                      SMITH BARNEY INC.
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                  PROCEDURES FOR EXCHANGING DEPOSITARY SHARES

IF DEPOSITARY SHARES ARE REGISTERED IN MY NAME, HOW DO I PARTICIPATE IN THE
OFFER?

You should have received a package from First Chicago Trust Company of New York consisting of a Questions and Answers sheet and:

   -   Offering Circular/Prospectus dated November 6, 1995,
   - Letter of Transmittal form (printed on blue paper) bearing a pre-printed label with your account name and address,
   - Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9,
   -   Notice of Guaranteed Delivery,
   -   Letter from the Chairman of PECO Energy, and
   -   Return envelope addressed to First Chicago Trust Company of
       New York.

If, after reviewing these materials carefully, you decide to participate in the Offer, complete the Letter of Transmittal form and send it with your certificate(s) representing Depositary Shares to First Chicago Trust Company of New York as Exchange Agent at either of the addresses shown on the Letter of Transmittal. It is recommended that you use registered or certified mail.

Holders of record may also contact their broker to exchange their Depositary Shares on their behalf. If you have your certificate(s) but cannot deliver your certificate(s) to the Exchange Agent before the Expiration Date, then you must arranage for your broker to guarantee delivery of your Depositary Shares.

IF MY DEPOSITARY SHARES ARE HELD BY A BROKER OR A BANK FOR MY ACCOUNT, HOW DO I PARTICIPATE IN THE OFFER?

If your Depositary Shares are held by a broker or bank for your account, you should have received a package from them as a holder of record containing, along with a Questions and Answers sheet, the following:

   -   Offering Circular/Prospectus dated November 6, 1995,
   -   Letter of Transmittal for information only,
   - Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9,
   -   Notice of Guaranteed Delivery,
   -   Letter from the Chairman of PECO Energy, and
   -   Cover letter or notice from your broker or bank.

If you decide to participate in the Offer, you must contact your nominee to tender your Depositary Shares on your behalf. See "The Offer Procedures for Tendering - Special Procedure for Beneficial Owners" in the Offering Circular/Prospectus.

ONCE I HAVE TENDERED MY DEPOSITARY SHARES, OR INSTRUCTED MY BROKER OR BANK TO TENDER THEM ON MY BEHALF, MAY I WITHDRAW THEM FROM THE OFFER?

Yes, tenders of Depositary Shares may be withdrawn at any time prior to the Expiration Date and, unless accepted for exchange, at any time after 40 Business Days from November 8, 1995.

HOW AM I AFFECTED IF I ELECT NOT TO EXCHANGE?

The terms (issuer, dividend rate, payment dates and redemption features) of the outstanding Depositary Shares are unaffected by the Offer; however, the liquidity and trading market for Depositary Shares which are not exchanged could be adversely affected by the reduction in the number of publicly traded Depositary Shares resulting from the Offer. Furthermore, payments of interest and principal on the Series B Subordinated Debentures which will fund distributions on the Series B Preferred Securities, represented by Preferred Trust Receipts, will rank senior in right of payment to the Depositary Shares which are not exchanged.

WHEN DOES THE OFFER EXPIRE?

At 12:00 Midnight, New York City time on December 13, 1995 unless extended by PECO Energy in its sole discretion or as required by law. PECO Energy may also amend or terminate the Offer as described in the Offering
Circular/Prospectus.

SALES MEMORANDUM - FOR INTERNAL USE ONLY                      SMITH BARNEY INC.
--------------------------------------------------------------------------------

                      SELECTED CONSOLIDATED FINANCIAL DATA


Reference is made to PECO Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "Form 10-K"), which is incorporated by reference in the Offering Circular/Prospectus and which contains PECO Energy's audited consolidated financial statements, including the consolidated income statement for the three fiscal years in the period ended December 31, 1994, consolidated balance sheets as of December 31, 1993 and 1994, and the related notes. Selected unaudited financial information as of and for the six months ended June 30, 1994 and 1995 should be read in conjunction with the audited consolidated financial statements and related notes contained in PECO Energy's Quarterly Report of Form 10-Q for the quarter ended June 30, 1995, which report is also incorporated by reference in the Offering Circular/Prospectus. Such unaudited information reflects, in the opinion of management, all adjustments, consisting of only normal accruals, necessary for a consistent presentation with the audited financial information. Results of operations for the six months ended June 30, 1995 are not necessarily indicative of the results to be expected for the full fiscal year.

                                           SIX MONTHS
                                         ENDED JUNE 30,                              YEARS ENDED DECEMBER 31,
                                   -----------------------    --------------------------------------------------------------
                                      1995          1994         1994           1993         1992         1991        1990
                                   ---------     ---------    ---------      ---------    ---------    ---------   ---------
                                                                        (MILLIONS OF DOLLARS)
SUMMARY OF EARNINGS
Operating Revenues  . . . . . .    $ 2,017.2     $ 2,080.0    $ 4,040.6      $ 3,988.1    $ 3,962.5    $ 4,018.6   $ 3,786.7
Operating Income  . . . . . . .        498.3         463.1        829.6        1,035.4      1,033.4      1,081.2       767.7
Income from Continuing
  Operations  . . . . . . . . .        305.6         275.4        426.7          590.6        478.9        534.7       105.8
Net Income  . . . . . . . . . .        305.6         275.4        426.7          590.6        478.9        534.7       214.2
Earnings Applicable to
  Common Stock  . . . . . . . .        293.5         253.8        389.4(2)       541.6        418.2        468.6       123.9(1)
Earnings Per Average
  Common Share From
  Continuing Operations
  (Dollars) . . . . . . . . . .         1.32          1.15         1.76           2.45         1.90         2.15        0.07
Earnings Per Average
  Common Share (Dollars)  . . .         1.32          1.15         1.76           2.45         1.90         2.15        0.58
Dividends Per Common Share
  (Dollars) . . . . . . . . . .         0.81          0.76        1.545           1.43        1.325        1.225        1.45
Common Stock Equity
  (Per Share) . . . . . . . . .        19.94         19.63        19.41          19.25        18.24        17.69       16.71
Average Shares of Common
  Stock Outstanding
  (Millions)  . . . . . . . . .        221.7         221.5        221.6          221.1        220.2        218.2       214.4

FINANCIAL CONDITION AT
  END OF PERIOD
Net Utility Plant,
  at Original Cost  . . . . . .     10,693.4      10,727.6     10,828.7       10,763.0     10,691.2     10,598.4    10,591.3
Leased Property, Net  . . . . .        163.2         167.6        174.6          194.7        210.0        223.8       241.3
                                   ---------     ---------    ---------      ---------    ---------    ---------   ---------
Total Current Assets  . . . . .        683.3         605.0        454.8          514.8        550.0        783.2       745.0
Total Deferred Debits and
  Other Assets  . . . . . . . .      3,539.5       3,664.8      3,634.7        3,559.8      1,127.0        918.1       938.6
                                   ---------     ---------    ---------      ---------    ---------    ---------   ---------
  Total Assets  . . . . . . . .    $15,079.4     $15,165.0    $15,092.8      $15,032.3    $12,578.2    $12,523.5   $12,516.2
                                   =========     =========    =========      =========    =========    =========   =========
Common Shareholders' Equity . .    $ 4,423.2     $ 4,349.3    $ 4,302.5      $ 4,263.4    $ 4,022.2    $ 3,892.3   $ 3,624.5
Preferred and Preference Stock
  Without Mandatory
    Redemption  . . . . . . . .        277.4         422.5        277.5          422.5        422.5        422.5       422.5
  With Mandatory
    Redemption  . . . . . . . .         92.7         182.1         92.7          186.5        231.1        315.6       330.9
Company Obligated Mandatorily
  Redeemable Preferred
Securities of Partnership
  holding solely PECO Energy
  Debentures  . . . . . . . . .        221.3            --        221.3             --           --           --          --
Long-Term Debt  . . . . . . . .      4,515.5       4,876.5      4,875.6        4,884.3      5,203.9      5,415.6     5,830.8
                                   ---------     ---------    ---------      ---------    ---------    ---------   ---------
Total Capitalization  . . . . .      9,530.1       9,830.4      9,679.6        9,756.7      9,879.7     10,046.0    10,208.7
                                   ---------     ---------    ---------      ---------    ---------    ---------   ---------
Total Current Liabilities . . .      1,064.3         930.4        878.6          954.6        830.6        823.4       783.8
                                   ---------     ---------    ---------      ---------    ---------    ---------   ---------
Total Deferred Credits and
  Other Liabilities . . . . . .      4,485.0       4,404.2      4,534.6        4,321.0      1,867.9      1,654.1     1,523.7
                                   ---------     ---------    ---------      ---------    ---------    ---------   ---------
Total Capitalization and
  Liabilities . . . . . . . . .    $15,079.4     $15,165.0    $15,092.8      $15,032.3    $12,578.2    $12,523.5   $12,516.2
                                   =========     =========    =========      =========    =========    =========   =========

------------

(1) Reflects the one-time, after-tax charge against income of $250 million associated with various disallowances made by the Pennsylvania Public Utility Commission in the Limerick Unit No. 2 rate order and the one-time, after-tax charge against income of $150 million associated with PECO Energy's 1990 early retirement plan.

(2) Reflects a one-time after-tax charge against income of $254 million associated with early retirement and separation programs.

SALES MEMORANDUM - FOR INTERNAL USE ONLY                       SMITH BARNEY INC.
--------------------------------------------------------------------------------

                      SELECTED CONSOLIDATED FINANCIAL DATA


On October 23, 1995, PECO Energy reported that common stock earnings for the quarter ended September 30, 1995 were $0.80 per share, or 11% higher than the third quarter of last year after adjusting for the one-time charge in 1994 of $0.66 per share associated with PECO Energy's retirement and separation programs. The increase in earnings was attributable to higher electric sales resulting primarily from warmer weather in August 1995 compared to last year and lower operations and maintenance expenses related to PEPCO Energy's retirement and separation programs.

Total electric sales increased 11% from the third quarter of 1994 primarily due to increased sales to other utilities and increased residential sales. Gas sold and transported increased 42% primarily due to increased gas transported from others.

Earnings for the twelve months ended September 30, 1995 were $2.68 per share as compared to $1.78 per share for the corresponding period of 1994. The increase is primarily attributable to the one time charge in the third quarter of 1994 associated with PECO Energy's retirement and separation programs. Also contributing to the increase in earnings were lower operations and maintenance expenses related to PECO Energy's retirement and separation programs, the ongoing emphasis on cost control, a one-time gain on the sale of Conowingo Power Company in June 1995, and benefits of PECO Energy's ongoing debt and preferred stock refinancing program. These increases were partially offset by a reduction in revenue received in 1994 for accepting nuclear fuel from the Shoreham Nuclear Power Station.


                                                  CONSOLIDATED STATEMENTS OF INCOME
                                                              (UNAUDITED)

                                     THREE MONTHS ENDED    NINE MONTHS ENDED      TWELVE MONTHS ENDED
                                         SEPTEMBER 30,       SEPTEMBER 30,            SEPTEMBER 30,
                                   ---------------------  -------------------    ----------------------
                                      1995       1994       1995        1994       1995      1994
                                      ----       ----       ----        ----       ----      ----
                                                                                 (MILLIONS OF DOLLARS)
Total Operating Revenues  . . . .     $1,125.2   $1,041.1   $3,142.4   $3,121.1   $4,061.9   $4,062.8
Net Income  . . . . . . . . . . .        184.3       22.2      489.9      297.6      619.0      436.6
Shares of Common Stock
  -- Average (Millions) . . . . .        221.9      221.6      221.8      221.5      221.7      221.5
Earnings Per Average
  Common Share (Dollars)  . . . .     $   0.80   $   0.60   $   2.13   $   1.20   $   2.68   $   1.78

                                COVERAGE RATIOS

PECO Energy's Ratio of Earnings to Fixed Charges for each of the periods indicated was as follows:

              YEARS ENDED DECEMBER 31,                 SIX MONTHS ENDED JUNE 30,
 -----------------------------------------------       -------------------------
    1990         1991       1992      1993      1994      1994           1995
 --------     --------     ------   -------    ------    ------        --------
  1.31(1)        2.55       2.43      3.15    2.66(2)     3.30           3.46

The Ratio of Earnings to Fixed Charges represents, on a pre-tax basis, the number of times earnings cover fixed charges. Earnings consist of net income to which has been added fixed charges and taxes based on income of PECO Energy. Fixed charges consist of interest on funded indebtedness, other interest, amortization of net gain on reacquired debt and net discount on debt and the interest portion of all relates charged to income.

PECO energy's Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends for each of the periods indicated was as follows:


              YEARS ENDED DECEMBER 31,                 SIX MONTHS ENDED JUNE 30,
 -----------------------------------------------       -------------------------
    1990         1991       1992      1993      1994      1994           1995
 --------     --------     ------   -------    ------    ------        --------
  1.04(1)        2.14       2.06       2.67    2.32(2)     2.80           3.15

----------
(1) Reflects the one-time, after-tax charge against income of $250 million associated with various disallowances made by the Pennsylvania Public Utility Commission in the Limerick Unit No. 2 rate order and the one-time, after-tax charge against income of $150 million associated with PECO Energy's 1990 early retirement plan.

(2) Reflects a one-time, after-tax charges against income of $254 million associated with early retirement and separation programs.

The Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends represents, on a pre-tax basis, the number of times earnings cover fixed charges and preferred stock dividends. Earnings consist of net income to which has been added fixed

SALES MEMORANDUM - FOR INTERNAL USE ONLY                       SMITH BARNEY INC.
--------------------------------------------------------------------------------

                                COVERAGE RATIOS

charges and taxes based on income of PECO Energy. Combined fixed charges and preferred stock dividends consist of interest on funded indebtedness, other interest, amortization of net gain on reacquired debt and net discount on debt, preferred stock dividends (increased to reflect the pre-tax earnings required to cover such dividend requirements) and the interest portion of all rentals charged to income.

QUESTIONS CONCERNING THE TRANSACTION MAY BE DIRECTED TO THE FOLLOWING AT (212):

UTILITIES GROUP                 DEBT CAPITAL MANAGEMENT                 NEW PRODUCTS GROUP
Jerry R. Hilligoss              Robert b. Holloman                      Hewrbert Wreschner
James D. Hampstead (816-7658)   Christopher C. Lynch                    Jacques Lilly (816-7624)
Antonio Gralante (816-7587)     Kimberly Bluc (723-7615)                Stacey Lipschitz (816-7701)
Kimberly T. Corrigan (816-0316) Michael J. Daum (723-7790)

LIABILITY MANAGEMENT            TFI SYNDICATE                           FIXED INCOME RESEARCH
Paul S. Galant (723-7622)       Michael P. Hynes                        Douglas Clifford (723-5084)
Timothy Q. Lu (723-7668)        Melissa Motherway (723-7597)
Jeffrey M. Dorst (723-5333)

                                TFI MARKETING
                                Eileen Keane (723-5327)
                                Elizabeth Baker (723-7506)


                                     NOTES